SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 28, 2008

Press Release

For Immediate Release

OTI Saturn Countertop and Outdoor Readers Receive Global Approval for
MasterCard and Visa Contactless Payment

– Saturn Series Support US Market as well as EMV Applications
– Solution to be Presented at the CARTES & IDentification 2008 Show in Paris, November 4-6

Fort Lee, NJ – October 28, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions, for payments, petroleum payments, homeland security, and other applications, today announced that following a stringent approval process, its Saturn 6000 countertop reader and Saturn 6500 outdoor reader have been approved by Visa for its new global Visa payWave and by MasterCard for its MasterCard® PayPass™ global specifications.

The contactless readers support the global contactless EMV applications published by MasterCard and Visa, as well as MiFare technology, and non-EMV contactless payment programs from other major financial institutions, including ExpressPay from American Express and Discover. Their introduction will be a smooth transition from current systems and will leverage existing infrastructure.

The Saturn 6000 and Saturn 6500 offer superior performance and enhanced security features with extremely fast communication speed and optimal reading range.

The stylishly designed Saturn 6000 contactless countertop reader, available in multiple colors with a large LCD display, allows for configurable images, and programmable lines of characters in multiple languages. Its plug-and-play design and small footprint allow for easy installation and multiple configurations- the reader can be placed on a countertop, it can be wall-mounted or it can lie flat. It is the most advanced countertop reader for merchants available.

The Saturn 6500 is a secured contactless reader built for vending machine, petroleum and mass transit markets. The reader provides a convenient payment method for both magnetic and contactless card holders, in a small stylish enclosure. Technologically on par with the Saturn 6000, it is the most advanced outdoor contactless and magnetic stripe reader for petroleum, mass transit, vending or any unattended application available.

OTI will be demonstrating its solutions at the CARTES & IDentification 2008 Annual Conference and Exhibition , booth 4 P 060 on November 4-6 at the Paris-Nord Villepinte Exhibition Center in Paris, France.

Oded Bashan, Chairman & Chief Executive Officer of OTI, commented: “We are proud of our Saturn 6000 and Saturn 6500 global approval for Visa and MasterCard contactless payments. They will support U.S., European and Canadian markets for major payment cards. The Saturn product line is one of the examples of the leading edge technology and team capabilities we bring to the market and our partners.”

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz